Suite 1050, 400 Burrard Street Vancouver, British Columbia V6C 3A6 Canada	e: info@contactgold.com p: +1 (604) 449-3361 w: contactgold.com

CONTACT GOLD REPORTS 2021 FINANCIAL AND OPERATING RESULTS

Vancouver, B.C. (April 4, 2022) - Contact Gold Corp. (the "Company" or "Contact Gold") (TSXV: C; OTCQB: CGOL) is pleased to announce the filing of its financial and operating results for the year ended December 31, 2021.  All dollar amounts are presented in Canadian dollars unless otherwise stated.

Contact Gold is focused on advancing the Green Springs and Pony Creek gold projects in Nevada, both of which host extensive and robust Carlin Type gold systems.

2021 highlights and recent developments

  Completed 7,511 metres of reverse circulation ("RC") drilling at Green Springs, making three new gold discoveries, providing a blueprint for an expansion opportunity at the property, including:
    Tango: 0.55 g/t oxide gold over 54.86 m in drill hole GS21-31
    X-Ray: 1.28 g/t oxide gold over 39.62 m in drill hole GS21-48
    BC Gap:  0.70 g/t gold over 16.76 m in drill hole GS 21-22, significant oxidation within interval
  Announced an initial mineral resource estimate at Pony Creek, featuring:
    433,000 inferred pit total constrained ounces at an average grade of 0.52 grams per tonne ("g/t") Au determined with a US$1,600/oz pit shell and cut off grades of 0.14 and 0.22 g/t gold, depending upon recovery profile, with an overall strip ratio of 2.98 (see News Release dated February 28, 2022)
  Redomiciled the Company back to Canada pursuant to a series of corporate transactions (the "Repatriation Transaction") that are expected to continue to yield a reduction in the Company's regulatory compliance costs, and provide an enhanced ability to access the capital markets and an increase to the number of potential investors.

Completion of the Repatriation Transaction has also reduced or eliminated the need for certain U.S. resale restrictions on common shares issued by the Company in private placement transactions (see news releases dated May 26, 2021, June 4, 2021, and April 21, 2021).

2022 Outlook

"In early April we will be starting a drill program at Green Springs to follow-up on the Tango, X-Ray, and BC Gap discoveries made in 2021.  Drilling is designed to increase the size and scale of these exciting high-grade oxide gold discoveries. The exploration and growth potential at Green Springs is excellent." said Matt Lennox-King, President & CEO of Contact Gold, "At Pony Creek, our maiden resource estimate remains wide open for expansion, and we aim to complete resource expansion drilling in H2 2022.  We believe Green Springs and Pony Creek provide a strong platform for exploration success and resource growth in one of the world's premier mining jurisdictions."

Selected financial data

Details of financial results as at and for the years ended December 31, 2021, 2020, and January 1, 2020 are described in the consolidated financial statements and related notes thereto (the "Financial Statements"), as prepared in accordance with International Financial Reporting Standards ("IFRS"), and the MD&A for the corresponding periods; copies of which are available on SEDAR at www.sedar.com.

Beginning the year ended December 31, 2019, the Company began reporting its financial results in accordance with United States Generally Accepted Auditing Principles ("US GAAP").  Accordingly, financial information filed under the Company's issuer profile on SEDAR for the years ended December 31, 2019, and December 31, 2020, and for each of the interim periods for the year 2020, and the three-months ended March 31, 2021, inclusive were prepared in accordance with US GAAP.  The Company had previously reported pursuant to IFRS.  Pursuant to having completed the Repatriation Transaction, the Company has reverted to preparing and reporting its consolidated financial statements in accordance with IFRS, with retrospective application through an election to change all of its accounting policies.

IFRS differs in some respects from US GAAP, and thus financial results may not be comparable to that which has been reported in previously-filed financial statements.  A discussion concerning the re-adoption of IFRS and transition from US GAAP is included in the Financial Statements under heading, "Re-adoption of IFRS and reclassification of comparative periods".

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The following selected financial data is derived from the Financial Statements.

	Year ended
Attributable to shareholders:	December 31, 2021	December 31, 2020 (as restated)
Loss	$5,673,885	$17,714,145
Loss and comprehensive loss	$5,882,315	$18,361,402
Basic and diluted loss per share	$0.02	$0.14

	As at December 31,
	2021	2020 (as restated)
Cash	$2,684,939	$4,753,148
Working capital	$2,834,991	$4,750,446
Total assets	$32,116,860	$34,543,579
Current liabilities	$340,180	$412,498
Shareholders' equity	$31,635,595	$33,961,886

Losses attributable to shareholders for the years ended December 31, 2021, and 2020 of $5.67 million and $17.71 million, respectively, include (i) exploration and evaluation expenditures at Green Springs, Pony Creek and certain other mineral property interests of $2.79 million (2020: $3.27 million), (ii) non-cash stock-based compensation expense of $0.36 million (2019: $0.27 million), (iii) a non-cash impairment charge on the write-down and disposal of certain exploration properties of $0.16 million (2020: $6.60 million), (iv) non-cash accretion expense on the 'host' instrument of the Preferred Shares of $nil (2020: $1.96 million), and (v) professional fees, administration & investor relations expenditures, and wages and salaries of $2.37 million (2020: $2.22 million).

During the year ended December 31, 2021, exploration and evaluation expenditures predominantly related to activity at the Green Springs property with the continuation of an active drill program.  Approximately $2.41 million in expenditures had been incurred through year end for exploration at Green Springs (2020: 2.60 million). An additional $0.33 million in expenditures were incurred at Pony Creek during the year (2020: $0.48 million), notably including work related to the mineral resource estimate released in early 2022.

Other comprehensive loss attributable to shareholders for the year ended December 31, 2021, was $0.21 million, and primarily reflects the foreign currency impact arising on the carrying value of the assets and liabilities of the Company's US operating entity (2020: $0.65 million).

Net cash operating outflows for the year ended December 31, 2021 of $5.04 million reflects the active exploration programs at Green Springs and Pony Creek, marketing and investor relations activities, and general corporate activities (2020: $5.38 million).

The Company capitalizes mineral property acquisition costs, and expenses exploration expenditures as incurred.  Total assets at December 31, 2021 primarily comprise: exploration properties of $28.92 million, and $2.68 million in cash.  At December 31, 2020, total assets included exploration properties of $29.22 million, and $4.75 million in cash.  The year-over-year change is reflective of a $0.16 million write-down to the mineral properties in 2021, and a decrease of $2.07 million in cash.

Total liabilities at December 31, 2021, include accounts payable and accruals of $0.31 million, and non-current liabilities of $0.14 million relating to the mineral properties.  With the redemption of the Company's previously issued preferred shares in the third quarter of 2020, the related labilities were extinguished. The loss on redemption of these preferred shares of $3.61 million, and related accretion expense of $1.96 million for the year ended December 31, 2020 is reflected in the net loss for that year, and not expected to recur.

Additional information about the Company is available at www.contactgold.com.

For more information, please contact (604) 449-3361 for either:

John Wenger, Chief Financial Officer wenger@contactgold.com

Jack Trembath, Investor Relations jack@contactgold.com

Scientific and Technical Information

The scientific and technical information contained in this news release has been reviewed and approved by Vance Spalding, CPG, VP Exploration, Contact Gold, who is a "qualified person" within the meaning of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

Green Springs is located near the southern end of the Cortez Trend of Carlin-type gold deposits in Nevada, east of Fiore Gold's Pan Mine and Gold Rock Project, and south of Waterton's Mount Hamilton deposit. The Green Springs property is 18.5 km2, encompassing 3 shallow past-producing open pits and numerous targets that were not mined.

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Pony Creek is strategically located immediately south of Gold Standard Ventures' Railroad-Pinion Project, on the Southern Carlin Trend, and totals 81.7 km2 underpinned by a Carlin-type system with historic gold resources.

With the exception of Pony Creek, the Contact Properties are all early stage and do not contain any mineral resource estimates as defined by NI 43-101.  With the exception of the Pony Creek deposits, the potential quantities and grades disclosed herein are conceptual in nature and there has been insufficient exploration to define a mineral resource for the targets disclosed herein. It is uncertain if further exploration will result in targets at Green Springs, other targets at Pony Creek, or on any of Contact Gold's properties being delineated as a mineral resource

Scientific and technical information contained herein is subject to all of the assumptions, qualifications and procedures set out in the technical reports, respectively entitled (i) "Technical Report and Maiden Mineral Resource, Pony Creek Property, Elko County, Nevada, USA", prepared for Contact Gold, effective and signed February 24, 2022, as prepared by Michael Dufresne, M.Sc., P.Geol., P. Geo., and Fallon T. Clarke, B.Sc., P.Geo., of APEX Geoscience, based in Edmonton, Alberta; and (ii) "NI 43-101 Technical Report for the Green Springs Project, White Pine County, Nevada, USA" prepared for Contact Gold, with an effective date of June 12, 2020, and dated August 5, 2020, as prepared by John J. Read, C.P.G; an independent consultant and qualified person under NI 43-101. Each of these technical reports can be viewed under Contact Gold's issuer profile on SEDAR at www.sedar.com, and reference should be made to the full details within each, respectively.

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated closing of the Offering and use of proceeds therefrom, receipt of applicable regulatory approvals, planned expenditures through the remainder of the year, and the anticipated exploration activities of the Company at Pony Creek, Green Springs, or any of Contact Gold other property interest.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: impacts arising from the global disruption caused by the Covid-19 coronavirus outbreak, as well as the conflict in Europe amongst Russia, Ukraine and a number of other nations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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